Exhibit (d)(4)

CONESTOGA CAPITAL ADVISORS, LLC

259 N. Radnor-Chester Road

Radnor Court, Suite 120

Radnor, Pennsylvania  19087

January 4th, 2011

To:

The Conestoga Funds

259 N. Radnor-Chester Road

Radnor Court, Suite 120

Radnor, Pennsylvania  19087

Effective as of January 4th, 2011, we hereby undertake to maintain the expense ratio of the Small Cap Fund of The Conestoga Funds (the “Fund”) to 1.10% of the Fund’s average daily net assets (the “Operating Expense Limit”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding Rule 12b-1 fees, shareholder servicing fees, interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 29, 2012.  This letter supersedes any other agreement or understanding among the parties concerning the Fund's fees during the time period that the letter is effective.

Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

By:

/s/ William C. Martindale, Jr.

William C. Martindale, Jr.

Managing Partner